Stradley Ronon Stevens & Young, LLP 200 K Street, N.W., Suite 700 Washington, DC 20006 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Cillian M. Lynch, Esq.
202.419.8416
clynch@stradley.com

October 31, 2023

VIA EDGAR

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Wilmington Funds (the “Registrant”)
Request for Withdrawal of Amendment to Registration Statement on Form N-1A
File Nos. 811-05514; 033‑20673

Dear Sir or Madam:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the post-effective amendment (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A filed on EDGAR submission type 485APOS, which was accepted via the EDGAR system at 16:56:57 on October 30, 2023 (Accession No. 0001193125-23-266254).  The Amendment erroneously did not include certain required items.  The Registrant represents that no securities were issued or sold pursuant to the Amendment.

Therefore, the Registrant respectfully requests the Commission’s consent to the withdrawal of the Amendment (Accession No. Accession No. 0001193125-23-266254) filed under EDGAR submission type 485APOS.

Please direct questions or comments relating to this filing to me at the above-referenced telephone number or, in my absence, to Jessica D. Burt, Esq. at (202) 419-8409.

Sincerely,

/s/Cillian M. Lynch
Cillian M. Lynch, Esq.